UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42526

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327
Frankfurt am Main,
Germany
+49 69870039170

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraordinary general meeting of shareholders of Anbio Biotechnology (the “Company”), attached hereto and incorporated by reference herein are Notice of Meetings of Shareholders and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meetings of Shareholders and Proxy Statement
99.2	Form of Proxy Card for the Meeting of Shareholders of Class A Ordinary Shares
99.3	Form of Proxy Card for the Meeting of Shareholders of Class A Ordinary Shares and Class B Ordinary Shares
99.4	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anbio Biotechnology

Date: April 27, 2026	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

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